J.P. Morgan Series Trust

At a Meeting held on October 29, 2003, the Board of
Trustees approved resolutions that would allow the JPMorgan U.S. Equity Funds to invest up to 10% of their assets in exchange-traded funds managed by an affiliate of Barclays Bank PLC ('iShares') for cash management purposes. In April 2003, the Securities and Exchange Commission granted an order permitting mutual funds to invest in iShares in excess of the limitations set forth in Section
12(d)(1) of the Investment Company Act of 1940.